October 29, 2018

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Ada D. Sarmento, Esq.

Re:	INmune Bio Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed September 26, 2018 File No. 333-227122

Dear Ms. Sarmento:

Please find below responses to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated September 14, 2018 relating to the draft registration statement submitted by INmune Bio Inc. referenced above. Also filed is the Registration Statement which has been revised in response to the staff’s comments.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

Amendment No. 1 to Registration Statement on Form S-1

Use of Proceeds, page 33

1. We note your response to our prior comment 2 that you will conduct a Phase I/II trial for ovarian cancer for INKmune. If this is true, please revise your disclosure about a Phase 1 trial for INKmune in ovarian cancer in he lead-in paragraph to the bullet points on page 34 to be consistent. Also, if the Phase 1 trial for INKmune in high risk MDS referred to in the lead-in paragraph to the bullet points on page 34 is also a Phase I/II trial as noted in the fourth bullet point on page 34, please revise for consistency

Response:

The Registration Statement has been revised in response to the staffs’ comment.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel David B. Manno, Esq., of Sichenzia Ross Ference LLP at (212) 981-6772.

Very truly yours,

/s/ David Moss
David Moss